____________________________
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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 SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PATRIOT TRANSPORTATION HOLDING, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
70338W105
(CUSIP Number)

Matt McNulty
Chief Financial Officer and Chief Operating Officer
200 W Forsyth Street
7th Floor
Jacksonville, FL 32202
(904) 858-9163
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
____________________________

1.	Names of Reporting Persons Robert E. Sandlin
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (see Instructions) IN

EXPLANATORY NOTE

This Amendment No. 1 amends the Schedule 13D (as amended to date, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”), which relates to the common stock, par value $0.10 per share (the “Common Stock”) of Patriot Transportation Holding, Inc. (the “Company”). Capitalized terms used herein and not otherwise defined have the same meaning assigned to such terms in the Schedule 13D. This Amendment No. 1 amends items 3, 4, 5 and 6 of the Schedule 13D as set forth below and, accordingly, all other items or responses not described herein remain as previously reported in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 21, 2023, the Company completed the transactions contemplated by that Agreement and Plan of Merger dated November 1, 2023 (the “Merger Agreement”), by and among the Company, Blue Horizon Partners, Inc., an Oklahoma corporation (“Parent”), and Blue Horizon Partners Merger Sub, Inc., a Florida corporation and wholly owned subsidiary of Parent (“Merger Sub”). T

Pursuant to the Merger Agreement, at the effective time of the merger (the “Effective Time”), and as a result of the merger:

•
Each share of Common Stock that was issued and outstanding immediately prior to the Effective Time, other than shares to be cancelled pursuant to Section 2.1(b) of the Merger Agreement, was converted into the right to receive $16.26 in cash, without interest (the “Merger Consideration”), subject to any applicable withholding taxes;

•
Each outstanding and unexercised option to purchase shares of Common Stock (whether vested or unvested and whether exercisable or unexercisable) (a “Company stock option”) became fully vested and was cancelled in exchange for the right to receive a cash payment, without interest and subject to applicable tax withholding, of an amount equal to the product of (i) the total number of shares of Common Stock underlying each such Company stock option and (ii) the excess of the Merger Consideration over the exercise price per share of each such Company stock option; and

•
Each outstanding stock appreciation right (whether vested or unvested) (a “SAR”), became fully vested and was cancelled in exchange for the right to receive a cash payment, without interest and subject to applicable tax withholding, of an amount equal to the product of (i) the total number of shares of Common Stock underlying each such SAR and (ii) the excess, if any, of (x) the Merger Consideration over (y) the per-share SAR Price (as defined in the Merger Agreement).

As a result of the merger, the shares of common stock will be delisted from trading on the Nasdaq Global Select Market.

ITEM 4. PURPOSE OF TRANSACTION

The information forth in Item 3 is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as set forth below:

(a) As a result of the transactions described in Item 3, as of December 21, 2023, the Reporting Person no longer beneficial own any shares of Issuer Common Stock.

(b) As a result of the transactions described in Item 3, as of December 21, 2023, the Reporting Person no longer have voting power over any shares of Issuer Common Stock.

(c) Except for the transactions described in Item 3, there were no transactions in Issuer Common Stock effected by the Reporting Person during the past 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Item 3, on December 21, 2023, the Reporting Person ceased to be deemed beneficial owner of more than five percent of the outstanding Issuer Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 3 above is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2023	/s/ Robert E. Sandlin
ROBERT E. SANDLIN